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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitney Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Ave. Suite 200
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAMD AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Palozzola (504)586-3454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

639 Loyola Ave	New Orleans	LA	70113
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Account
- ☐ Public Account
- ☐ Account not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. Sec Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control n number.

OATH OF AFFIRMATION

I, David J. Palozzola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitney Securities, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, excepts as follows:



Signature

PRESIDENT

Title

Notary Public Notary #3959

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
202
SECTION

Whitney Securities, L.L.C.

Financial Statements and Supplementary Information

December 31, 2004

(Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5)

Whitney Securities, L.L.C.
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors

To the Board of Directors of
Whitney Securities, L.L.C.

In our opinion, the accompanying statement of financial condition, and the related statements of income, changes in member capital, and cash flows present fairly, in all material respects, the financial position of Whitney Securities, L.L.C. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2005, except for Note 4
as to which the date is April 21, 2005

Whitney Securities, L.L.C.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 240,859
Money market investments, at fair value	1,685,901
Receivables from brokers, dealers and clearing organizations	86,780
Other assets	16,637
Total assets	$2,030,177
Liabilities and Member Capital	
Liabilities	
Accounts payable and accrued expenses	$ 220,119
Total liabilities	220,119
Member capital	
Member contribution	350,000
Retained earnings	1,460,058
Total member capital	1,810,058
Total liabilities and member capital	$2,030,177

The accompanying notes are an integral part of these financial statements.

Whitney Securities, L.L.C.
Statement of Income
Year Ended December 31, 2004

Revenue	
Commissions on securities transactions	$1,337,183
Revenue from sales of investment company shares	672,487
Commissions on annuity transactions	313,363
Commissions on educational savings plans	13,734
Interest and dividends	12,205
Total revenue	2,348,972
Expense	
Employee compensation and benefits	1,266,796
Processing services	307,640
Intercompany management fees	65,556
Professional services	56,310
Occupancy	44,496
Telecommunication	18,414
Licenses and regulatory fees	17,633
Other operating expense	52,147
Total expense	1,828,992
Net income	$ 519,980

The accompanying notes are an integral part of these financial statements.

Whitney Securities, L.L.C.
Statement of Changes in Member Capital
Year Ended December 31, 2004

	Member Contribution	Retained Earnings	Total Member Capital
Balance at December 31, 2003	$ 350,000	$ 940,078	$ 1,290,078
Net income	-	519,980	519,980
Total comprehensive income	-	519,980	519,980
Balance at December 31, 2004	$ 350,000	$ 1,460,058	$ 1,810,058

The accompanying notes are an integral part of these financial statements.

Whitney Securities, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2004

Operating activities	
Net income	$ 519,980
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in receivables from brokers, dealers and clearing organizations	12,671
Increase in other assets	(122)
Increase in accounts payable and accrued expenses	114,244
Net cash provided by operating activities	646,773
Investing activities	
Purchases of money market investments	(526,944)
Net cash used for investing activities	(526,944)
Increase in cash and cash equivalents	119,829
Cash and cash equivalents	
Beginning of period	121,030
End of period	$ 240,859

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Whitney Securities, L.L.C., a Louisiana limited liability corporation (the Company), was organized on September 21, 1999. The Company began operating as a registered broker-dealer under the Securities Exchange Act of 1934 on March 1, 2000 and is a member of the National Association of Securities Dealers (NASD). The Company's sole member is Whitney National Bank (the Bank). The Bank is a wholly owned subsidiary of Whitney Holding Corporation, a Louisiana bank holding company.

The Company is an introducing broker-dealer offering a range of investment products and limited investment advice to retail customers in accordance with NASD and Office of the Comptroller of Currency regulations. The Company accepts customer orders but clears transactions through another brokerage firm (clearing organization) on a fully disclosed basis. The clearing organization processes and settles the customer transactions for the Company. The commissions and other fees earned from the transactions are divided between the Company and the clearing organization in accordance with contractual terms.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices followed by brokers and dealers in securities. The principles and policies followed by the Company, and the methods of applying those principles and policies, which materially affect the determination of financial position, results of operations and cash flows are summarized below and in the following notes:

Use of Estimates
Preparing financial statements and related notes in accordance with accounting principles generally accepted in the United States of America involves making estimates that impact the amounts reported. Actual results may prove different from those estimated.

Cash and Cash Equivalents
The Company considers all cash held, excluding money market investments, as cash and cash equivalents.

Revenue from Broker-Dealer Activity
Commission income is generated on a transaction basis and recognized on a settlement basis.

Income Taxes
The Company is a single member limited liability company for Federal and, where applicable, state income tax reporting purposes. Income from the Company is treated as taxable income of the member. Accordingly, there are no tax provisions or current or deferred tax assets or liabilities reflected in the accompanying financial statements.

Money Market Investments
Money market investments are stated at fair value based on quoted market prices.

Receivables from Brokers, Dealers and Clearing Organizations
The Company is required to maintain a deposit at the licensed broker-dealer which acts as its clearing organization. This amount is included in receivables from brokers, dealers and clearing organizations in the Company's balance sheet. The amount on deposit was $55,832 at December 31, 2004.

3. Related Party Transactions

The Company has entered into a service agreement with the Bank, under which the Bank provides substantially all of the support for its operations, including human resources, office facilities, communications and computer technology and support. Payments to the Bank under this agreement cover (a) the direct cost of Bank employees dedicated to Company sales and support activities and an appropriate allocation of the Bank's expense of providing health, retirement and other benefits to these employees; (b) the fair rental value of office space provided in the Bank's facilities; (c) a negotiated management fee; and (d) other miscellaneous direct or allocated costs. The Company paid the Bank approximately $1,665,000 under this agreement in 2004.

Included in accounts payable and accrued expenses at December 31, 2004, is $179,828 related to accrued employee compensation and benefits payable to the Bank under this agreement.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain net capital at the greater of $250,000 or 6-2/3% of aggregate indebtedness. The following compares the Company's net capital as of December 31, 2004 to the maintenance required:

Net capital	$ 1,637,895
Required net capital	250,000
Excess net capital	$ 1,387,895

The Company operates the majority of its business under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the clearing organization. However, the Company routinely solicits the receipt of customer funds to deliver the funds directly to the customer or clearing organization, as appropriate, and accordingly is considered a fully computing broker-dealer and is subject to the provisions of Rule 15c3-3. Refer to Schedule II and Schedule III.

5. Contingencies

The Company is at times party to legal proceedings arising in the normal course of business. After review with legal counsel, the Company's management believes that there are no pending or threatened actions the resolution of which could have a material effect on the Company's financial condition, income, or cash flows.

Whitney Securities, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Schedule I

Net Capital	
Total member's capital	$1,810,058
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	1,810,058
Deductions and/or charges	
Nonallowable assets	138,445
Total deductions and/or charges	138,445
Net capital before haircuts on securities positions	1,671,613
Haircuts on securities	33,718
Net capital	$1,637,895
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 220,119
Items not included in the statement of financial condition	-
Total aggregate indebtedness	$ 220,119
Computation of Basis net Capital Requirement	
Net capital	$1,637,895
Minimum dollar net capital requirement - greater of $250,000 or 6-2/3% of aggregate indebtedness	250,000
Excess net capital	$1,387,895

Note: There are no differences between the above computation and the unaudited computation included in the Part II filing of Whitney Securities, L.L.C. as of December 31, 2004.

Whitney Securities, L.L.C.
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004 — Schedule II

Credit balances - free credit balances and other balances in customer's security accounts		
Debit balances	$	-
Excess of total credits over total debits	$	-
Required deposit (105% of excess of total credits over total debits)	$	-
Amount held on deposit in "Reserve Bank Accounts" including value of qualified securities, at December 31, 2004	$	-

Note: There are no differences between the above computation and the unaudited computation included in the Part II filing of Whitney Securities, L.L.C. as of December 31, 2004.

Whitney Securities, L.L.C.
Information Relating to Possession or Control Requirement
Pursuant to Rule 15c3-3
December 31, 2004 **Schedule III**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent, within the time frames specified under Rule 15c3-3).
   A. Number of items $ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.
   A. Number of items $ -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Whitney Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Whitney Securities, L.L.C., (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

- Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2005



VIA CERTIFIED MAIL RETURN RECEIPT NO.:
7004 2510 0004 6953 5908
First Class US Mail

April 6, 2005

Ms Lori Barthelemy
Chief Compliance Officer
Whitney Securities, LLC
228 St. Charles Ave., 2nd Floor
New Orleans, Louisiana 70160


RECEIVED

Dear Ms Barthelemy:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1) Computation for Determination of Reserve Requirements Pursuant to 15c3-3;
2) A Reconciliation, including appropriate explanation, of the Audited Computation of 15c3-3 Reserve Requirements and the broker-dealer's corresponding Unaudited Part II;
3) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 27, 2005. Questions may be addressed to Kay Skolfield, Compliance Specialist at 522-6527.

Sincerely,

Donald J. DeBlanc
Supervisor of Examiners

DJD/kr

Enclosure

New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA
70163-0802

tel 504 522 6527
fax 504 581 3699
www.nasd.com

cc: SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549

PriceWaterhouseCoopers, LLP
639 Loyola Ave.
New Orleans, LA 70113

WHITNEY SECURITIES, L.L.C.

MEMBER NASD/SIPC

A Subsidiary of Whitney National Bank • P.O. Box 60156 • New Orleans, LA 70160 • Phone [504] 586-3454 [800] 385-4188 • Fax [504] 552-4711

April 21, 2005


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH, D.C. 202 SECTION

Mr. Donald J. DeBlanc
Supervisor of Examiners
NASD New Orleans District Office
1100 Poydras Street
Energy Center, Suite 850
New Orleans, LA 70163

RE: 2004 Annual Filing of Audited Financial Statements

Dear Mr. DeBlanc:

We are in receipt of your letter dated April 6, 2005 advising us that our 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule) did not contain the following items and was therefore not in compliance with the Rule:

1. Computation for Determination of Reserve Requirements Pursuant to 15c3-3;
2. A Reconciliation, including appropriate explanation, of the Audited Computation of 15c3-3 Reserve Requirements and the broker-dealer's corresponding Unaudited Part II;
3. Information Relating to the Possession or Control Requirements Under Rule 15d3-3.

After review of the various rules referred to in your letter while considering the scope and nature of our business, we, our independent auditors, and legal counsel do not believe that the above disclosures provide useful information to the financial statement users as no reserve amountsexist for purposes of the computation due to the form and structure of our business. Additionally, while we accept customer funds in order to promptly transmit them to our clearing organization, we do not believethe definition of "solicit" is applicable to our business as we fully disclose all transactions with customers and request payment to be made directly to our clearing organization. However, we will comply with your request to include these items in our 2004 annual filing. Please, therefore, find our independent auditors revised report and new completed Form X-17A-5 Part II enclosed.

Also, pursuant to NASD Rule 8210, we are sending the revised report and new Form X-17A-5 Part II to the appropriate SEC regional office and two copies of each the Form and the report to the SEC Washington, D.C. office as well as the NASD Washington, D.C. office. Additionally, we are resubmitting our year end 2004 and those 2005 monthly FOCUS filings originally submitted on the FOCUS II A on the FOCUS II.

Should have any questions or need additional information, please contact me at (504) 299-5112.

Sincerely,



David Palozzola
President

Enclosures